Form 4

1.   Name and Address of Reporting Person -
     Peter R. Kellogg
     C/O Spear, Leeds & Kellogg
     120 Broadway
     New York, New York 10261
2.   Issuer Name and Ticker or Trading Symbol -
     Nam Tai Electronics, Inc. (NTAI)
3.   IRS or Social Security Number of Reporting Person
     (Voluntary)
4.   Statement for Month/Year - December, 1999
5.   If Amendment, Date of Original (Month/Year)
6.   Relationship of Reporting Person to Issuer - 10% Owner

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Security -- Common Stock $0.01 Par Value
2.   Transaction Date. -- December 21, 1999.
3.   Transaction Code -- P.
4.   Securities Acquired (A) or Disposed of (D)
          Amount = 16,800.
          (A) or (D) = A.
          Price 12.0714.
2.      Transaction Date. -- December 22, 1999.
3.      Transaction Code -- P.
4.      Securities Acquired (A) or Disposed of (D)
          Amount = 2,300.
          (A) or (D) = A.
          Price 12.
2.      Transaction Date. -- December 23, 1999.
3.      Transaction Code -- P.
4.      Securities Acquired (A) or Disposed of (D)
          Amount = 16,000.
          (A) or (D) = A.
          Price 12.943.
2.      Transaction Date. -- December 27, 1999.
3.      Transaction Code -- P.
4.      Securities Acquired (A) or Disposed of (D)
          Amount = 23,900.
          (A) or (D) = A.
          Price 13.0557.
2.      Transaction Date. -- December 28, 1999.
3.      Transaction Code -- P.
4.      Securities Acquired (A) or Disposed of (D)
          Amount = 4,000.
          (A) or (D) = A.
          Price 13.0625.




2.      Transaction Date. -- December 29, 1999.
3.      Transaction Code -- P.
4.      Securities Acquired (A) or Disposed of (D)
          Amount = 12,800.
          (A) or (D) = A.
          Price 13.25.
2.      Transaction Date. -- December 30, 1999.
3.      Transaction Code -- P.
4.      Securities Acquired (A) or Disposed of (D)
          Amount = 12,000.
          (A) or (D) = A.
          Price 10.9521.
2.      Transaction Date. -- December 31, 1999.
3.      Transaction Code -- P.
4.      Securities Acquired (A) or Disposed of (D)
          Amount = 700.
          (A) or (D) = A.
          Price 13.6786.
5    Amount of Securities Beneficially Owned at End of Month
     = 90,500.
6    Ownership Form -- (D).
7    Nature of Indirect Beneficial Ownership -- N/A.
5.      Amount of Securities Beneficially Owned at End of
      Month = 933,000
6.      Ownership Form-- (I).
7. Nature of Indirect Beneficial Ownership - I.A.T. Reinsurance Syndicate Ltd., a Bermuda Corporation of which Mr. Kellogg is the sole holder of voting stock. Mr. Kellogg disclaims beneficial ownership of these shares.

Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security.                        N/A.
2. Conversion or Exercise Price of Derivative Security. N/A.
3. Transaction Date.                                    N/A.
4. Transaction Code.                                    N/A.
5. Number of Derivative Securities Acquired or Disposed N/A.
6. Date Exercisable and Expiration Date                 N/A.
7. Title and Amount of Underlying Securities            N/A.
8. Price of Derivative Securities                     N/A.
9. Number of Derivative Securities Beneficially Owned at End
   of Month                                           N/A.
10.Ownership Form of Derivative Security
   N/A.
11.Nature of Indirect Beneficial Ownership            N/A.